FORM 6K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of:        December, 2002

Commission File Number:     0-24018

ZI CORPORATION
(Translation of registrant’s name into English)

2100 840 7th Ave. SW Calgary, Alberta Canada T2P 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZI CORPORATION (Registrant)

By: /s/ James Duffus Associate General Counsel

Dated:   December 12, 2002

zi corporation

news release

Zi licenses eZiText to Kyocera Wireless Corp.

Zi continues to achieve significant momentum in the North American market

SAN FRANCISCO, December 11, 2002 – Zi Corporation (NASDAQ: ZICA) (TSX: ZIC), a leading provider of intelligent interface solutions, today announced that it has licensed its eZiText™ predictive text input technology to San Diego-based Kyocera Wireless Corp., a leading supplier of innovative, feature-rich CDMA wireless phones and accessories.

Kyocera Wireless is using Zi’s latest predictive text input technology in its advanced CDMA handsets. The first Kyocera phones to include eZiText – which incorporates predictive text input technology for localized English, French and Spanish – are the Kyocera 2300 Series, which are now available through retail stores.

“We are very pleased to be working with Kyocera Wireless in its development of CDMA handsets for use throughout its global markets,” said Gary Mendel, vice president of sales and marketing, Zi Corporation. “This licensing agreement, combined with our product announcements and product advancements in the United States, validates the strengths of our offering and positions us well with manufacturers to deliver to consumers in the North American market unmatched usability in their handsets.”

(more)

Intelligent Interface Solutions

According to IDC, the number of U.S. wireless subscribers sending short messages will exceed 1.5 billion in 2003*. eZiText, Zi’s intuitive text input solution, significantly increases the ease, speed and accuracy of text input on any electronic device, including mobile phones, hand-held computers, automotive systems and television set-top boxes. Incorporating text input technology, such as eZiText, into mobile devices enables manufacturers and telecom carriers to provide consumers with richer, more personalized text input experiences.

About Zi Corporation
Zi Corporation (www.zicorp.com) is a market-driven technology company delivering intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company’s core technology products, eZiTap™ and eZiText, enable consumers and enterprise users to easily and quickly input text during short messaging, e-mailing, e-commerce transactions, Web browsing and similar applications in almost any written language. eZiTap is a unique combination of multi-tap, prediction and learning functions that enables the dynamic creation of vocabulary during text input. eZiText provides faster and more efficient text messaging through truly predictive one touch entry and word completion. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on the NASDAQ National Market (ZICA) and the Toronto Stock Exchange (ZIC).

Certain statements in this press release that involve expectations or intentions (such as those relating to future deployments or planned cooperation) may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The information in this press release is based on current expectations and assumptions, which may involve a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. Such risks include, among others, general as well as unanticipated business and economic conditions, competitive actions, continued acceptance of products and services and dependence on third-party performance as well as the risks and uncertainties referred to in Zi Corporation’s 20-F for the most recent calendar year that is filed with the Securities and Exchange Commission. Because of those risks, among others, readers should not place undue reliance on any forward-looking statements. Zi Corporation does not assume any obligation to update any forward-looking statements in this press release.

*	Source: IDC Research Note, “Wireless SMS Finally Explodes in 2002: Wireless SMS and IM Forecast and Analysis, 2001-2006", March 2002.

eZiText and eZiTap are either trademarks or registered trademarks of Zi Corporation. Kyocera is a registered trademark of Kyocera Corporation. All other marks are the property of their respective owners.

Intelligent Interface Solutions

For more information:
Investor Inquiries:

Allen & Caron Inc Jill Bertotti Phone: (949) 474-4300 E-mail: jill@allencaron.com	Zi Corporation Dale Kearns Chief Financial Officer Phone: (403) 233-8875 E-mail: investor@zicorp.com

Media Inquiries:

Allen & Caron Inc Len Hall (Business/Financial media) E-mail: len@allencaron.com Phone: (949) 474-4300	FitzGerald Communications Fred Bateman (technology media) Phone: (415) 986-9500 ex. 208 E-mail: fbateman@fitzgerald.com

Intelligent Interface Solutions